

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 2, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Christopher M. Capone
Chief Financial Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

> **Re: CH Energy Group, Inc.**
> **Form 10-K for the calendar year ended December 31, 2005**
> **Filed February 17, 2006**
> **File No. 333-52797**

Dear Mr. Capone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief